Global Markets & Investment Banking World Financial Center North Tower New York, New York 10281-1305 212-449-6500

June 12, 2006
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Re:	Golfsmith International Holdings, Inc. Registration Statement No. 333-132414
Gentlemen:
On behalf of the underwriters, we hereby join the company in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. EDT on June 14, 2006, or as soon thereafter as possible, pursuant to Rule 430A.
The Underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the Preliminary Prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as Representatives, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

In connection with the foregoing, please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated June 1, 2006.

N.Y.S.E.	1
Financial Services and Publications	15
N.A.S.D.	5
Underwriters	3,416
Dealers	15
Individuals & Corporations	229
MLPF&S Inc. Branch Offices	5,199

TOTAL	8,880	Copies

Very truly yours,

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
J.P. MORGAN SECURITIES INC.
LAZARD CAPITAL MARKETS LLC
As Underwriters

BY: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Hugh H. Haynes Authorized Signatory